Filed Pursuant to Rule 433

Registration No. 333-234810

Final Pricing Term Sheet dated October 26, 2021

2.200% Senior Notes due 2028

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable) (Moody’s / S&P / Fitch)

Title of Securities:	2.200% Senior Notes due 2028 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	October 26, 2021

Settlement Date**:	November 2, 2021 (T+5)

Final Maturity Date:	November 2, 2028

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$739,815,000

Underwriting Discount:	0.550%

Net Proceeds to Ally before Estimated Expenses:	$735,690,000

Coupon:	2.200%

Issue Price:	98.642%

Benchmark Treasury:	1.250% due September 30, 2028

Benchmark Treasury Yield:	1.462%

Spread to Benchmark Treasury:	95 bps

Yield to Maturity:	2.412%

Interest Payment Dates:	Semi-annually, in arrears on May 2 and November 2 of each year, until maturity, commencing May 2, 2022

Optional Redemption:

The notes will be redeemable at Ally’s option, in whole or in part, at any time or from time to time, on or after May 1, 2022 (180 days from November 2, 2021) (or, if additional notes are issued thereafter, beginning 180 days after the issue date of such additional notes) and prior to September 3, 2028 (60 days prior to the maturity date) at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•   100% of the aggregate principal amount of the notes being redeemed on that redemption date; and

•   the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes to be redeemed matured on September 3, 2028 (60 days prior to the maturity date) (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the prospectus supplement) plus 15 basis points.

On and after September 3, 2028 (60 days prior to the maturity date), the notes will be redeemable, in whole or in part, at any time and from time to time, at Ally’s option at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BP4 ISIN: US02005NBP42

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:

Piper Sandler & Co.

Raymond James & Associates, Inc.

U.S. Bancorp Investments, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Samuel A. Ramirez & Company, Inc.

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before the second business day prior to the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.